Amended Filing to Correct Disclosure on PS-24
Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 25, 2008

Pricing Supplement No. 2008—MTNDD262, Dated                     , 2008

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$                             principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Notes Based Upon a Basket of Currencies Due May , 2009

•	We will not make any payments on the notes prior to maturity.

•

The notes will mature on May     , 2009. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$950 plus a basket return amount, which may be positive or zero. The amount you receive at maturity could be less than US$1,000 per note but will be at least US$950 per note.

•

The basket return amount will be based on the percentage change in the value of each of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan (which we collectively refer to as the basket currencies) relative to the U.S. dollar from the date on which the notes are priced for initial sale to the public (which we refer to as the pricing date) to the fifth business day before maturity (which we refer to as the valuation date).

•

The basket return amount will equal the product of (a) US$1,000, (b) the basket return percentage and (c) a participation rate that is expected to be approximately 290% to 330% (to be determined on the pricing date), provided that the basket return amount will not be less than zero. The basket return percentage will equal the sum of the allocated percentage change of the value of each of the basket currencies relative to the U.S. dollar, as measured by each relevant exchange rate, during the term of the notes.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will purchase the notes from Citigroup Funding at a price of US$1,000 per note and expects to sell the notes to the public, directly or through certain dealers, in one or more transactions at market prices prevailing at the time of sale or at prices otherwise negotiated. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of US$10.00 for each US$1,000 note they sell. Similarly, certain dealers, including Citicorp Financial Services Corp., Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive a concession of not more than US$10.00 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

We expect that delivery of the notes will be made against payment therefor on or about                     , 2008. If the notes will not settle in T+3, purchasers who wish to trade the notes on the pricing date or the next business day(s) will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Investment Products	May Lose Value	Not FDIC Insured	No Bank Guarantee

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Notes Based Upon a Basket of Currencies Due May     , 2009. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The notes are currency basket-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately one year. The notes pay an amount at maturity that will depend on the percentage change in the value of each of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan, relative to the U.S. dollar from the date on which the notes are priced for initial sale to the public, which we refer to as the pricing date, to the fifth business day before maturity, which we refer to as the valuation date. If the sum of the allocated percentage change of the value of each of the basket currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the pricing date to the valuation date, is less than or equal to zero, the payment you receive at maturity will equal 95% of your initial investment in the notes. If the sum of the allocated percentage change of the value of each of the basket currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the pricing date to the valuation date is greater than zero, the payment you receive at maturity will equal 95% of your initial investment in the notes plus a basket return amount which, due to the participation rate, will equal approximately 290% to 330% (to be determined on the pricing date) of the return on an instrument directly linked to the basket currencies. However, because the amount you receive at maturity is determined by adding the basket return amount to 95%, not 100%, of the principal amount of the notes, the basket return amount, if any, will be offset by an amount equal to 5% of the principal amount of the notes, or US$50 per note.

Each exchange rate used to measure the performance of the basket currencies is expressed as an amount of the relevant basket currency that can be exchanged for one U.S. dollar. Thus, an increase in a basket currency’s exchange rate means that the value of that currency has decreased. For example, if the USDBRL exchange rate (that is, the Brazilian real exchange rate) has increased from 1.00 to 2.00, it means the value of one Brazilian real (as measured against the U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a basket currency’s exchange rate means that the value of that currency has increased.

The notes mature on May     , 2009 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the notes, including payment of any principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

You may transfer the notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus for further information.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest on the notes or any other payments on the notes during the term of the notes.

What Will I Receive at Maturity of the Notes?

The notes will mature on May , 2009. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$950 plus a basket return amount, which may be positive or zero.

How is the Basket Return Amount Calculated?

The basket return amount will equal the product of (a) US$1,000, (b) the basket return percentage and (c) a participation rate that is expected to be approximately 290% to 330% (to be determined on the pricing date), provided that the basket return amount will not be less than zero.

The basket return percentage will equal the sum of the allocated currency return for each of the basket currencies, expressed as a percentage.

The allocated currency return for each of the basket currencies will equal the following fraction:

Starting Exchange Rate – Ending Exchange Rate	×	Applicable Allocation Percentage
Starting Exchange Rate

The applicable allocation percentage for each of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan will equal 25%.

The starting exchange rate for the Brazilian real, Russian ruble, Indian rupee and Chinese yuan will equal the USDBRL, USDRUB, USDINR and USDCNY exchange rate, respectively, on the pricing date, each as calculated by the calculation agent or reported, as described below.

The ending exchange rate for the Brazilian real, Russian ruble, Indian rupee and Chinese yuan will equal the USDBRL, USDRUB, USDINR and USDCNY exchange rate, respectively, on the valuation date, each as calculated by the calculation agent or reported, as described below.

The USDBRL exchange rate will equal the U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian reais per one U.S. dollar. The USDBRL exchange rate will be the offer side exchange rate in the column “PTAX,” as reported by Reuters on Page “BRFR,” or any substitute page, on any relevant date.

The USDRUB exchange rate will equal the U.S. dollar/Russian ruble exchange rate in the global spot foreign exchange market, expressed as the amount of Russian rubles per one U.S. dollar, as reported by Reuters on Page “EMTA,” or any substitute page, on any relevant date.

The USDINR exchange rate will equal the U.S. dollar/Indian rupee exchange rate in the global spot foreign exchange market, expressed as the amount of Indian rupees per one U.S. dollar, as reported by Reuters on Page “RBIB,” or any substitute page, on any relevant date.

The USDCNY exchange rate will equal the U.S. dollar/Chinese yuan exchange rate in the global spot foreign exchange market, expressed as the amount of Chinese yuan per one U.S. dollar, as reported by Reuters on Page “SAEC,” or any substitute page, on any relevant date.

If any of the USDBRL, USDRUB, USDINR or USDCNY exchange rates are not so reported on Reuters Pages “BRFR,” “EMTA,” “RBIB” or “SAEC,” or any substitute pages thereto, then the USDBRL, USDRUB, USDINR and USDCNY Exchange Rates, as applicable, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at the relevant time for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the interbank market (selected by the calculation agent after consultation with Citigroup Funding) (the “reference banks”). If fewer than three reference banks provide those spot quotations, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent from two leading commercial banks in New York (selected by the calculation agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine if such quotation is reasonable. If no spot quotation is available, then the relevant exchange rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

For more specific information about the “basket return amount,” the “basket return percentage,” the “allocated currency return” and the determination of exchange rates, please see “Description of the Notes—Basket Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples of hypothetical maturity payments, see “Description of the Notes—Hypothetical Maturity Payment Examples” in this pricing supplement.

What Will I Receive if I Sell the Notes Prior to Maturity?

If you choose to sell your notes before maturity, you are not guaranteed to receive 95% of the principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—No Partial Principal Protection Unless You Hold the Notes to Maturity,” “—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information. You will receive at least 95% of the principal amount of your notes only if you hold the notes at maturity.

How Have the Basket Currencies Performed Historically?

We have provided graphs showing the daily closing values of each relevant exchange rate, as reported on Reuters, from January 2, 2003 to April 24, 2008, and tables showing the high and low closing values of each relevant exchange rate for each quarter since the first quarter of 2003. You can find these graphs and tables in the section “The Basket Currencies and Exchange Rates—Historical Data on the Exchange Rates” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the value of each basket currency in recent years. However, past performance is not indicative of how the basket currencies will perform in the future.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the basket currencies or in other instruments, such as options, swaps or futures, based on the relevant exchange rates or the basket currencies. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend

on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Citigroup Funding will treat each note for U.S. federal income tax purposes as a single debt instrument with contingent payments determined by reference to the value of multiple nonfunctional currencies and a maturity of one year, issued by Citigroup Funding. The notes are subject to the timing rules applicable to debt obligations with a maturity of one year or less and to the special character rules applicable to debt instruments that provide for payments determined by reference to one or more foreign currencies. There are, however, no rules specifically addressing the U.S. federal income tax treatment of notes with terms identical to those of the notes. Under the rules described above, a U.S. holder generally will be required to recognize income with respect to the notes in accordance with the holder’s method of tax accounting. In addition, under these rules, at maturity or upon the sale or other taxable disposition of a note, gain recognized by a U.S. holder generally will be treated as ordinary income. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup Inc.’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?

Our affiliate, Citigroup Global Markets Inc. is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citigroup Financial Products Inc., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products Inc. as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the basket currencies relative to the U.S. dollar, and other events that are difficult to predict and beyond our control.

You May Lose a Portion of Your Investment

The amount of the maturity payment will depend on the basket return percentage, which is the sum of the allocated percentage change of the value of each of the basket currencies relative to the U.S. dollar from the pricing date to the valuation date, and the participation rate. Unless the basket return percentage is greater than zero, the payment you receive at maturity will be limited to 95% of the principal amount of your initial investment in the notes, or US$950 per note. This will be true even if the value of one or more of the basket currencies has increased at one or more times during the term of the notes, but the values of the other basket currencies have decreased or have not increased sufficiently.

The Basket Return Amount will be Offset

The amount you receive at maturity will be determined by adding the basket return amount, if any, to 95%, not 100%, of the principal amount of the notes. Even though the basket return amount is expected to be 290% to 330% (to be determined on the pricing date) of a direct investment in the basket currencies, the basket return amount will be offset by an amount equal to 5% of the principal amount of the notes, or US$50 per note

The Use of the Sum of the Allocated Currency Returns on a Basket of Currencies Instead of a Single Currency Return May Lower the Return on Your Investment

Because the basket return percentage will be based on the sum of the allocated currency return for each basket currency, a significant increase in the value of one or more of the currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of the other currencies in the basket relative to the U.S. dollar during the term of the notes.

No Partial Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least 95% of the principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate and, because the notes are not principal-protected prior to maturity, you may receive less than your initial investment if you sell your notes in the secondary market prior to maturity.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the basket return percentage is less than %, the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors

The value of any currency, including the basket currencies and the U.S. dollar, may be affected by complex political and economic factors. The value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, is at any moment a result of the supply and demand for the relevant currencies, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Federative Republic of Brazil, the Russian Federation, the Republic of

India, the People’s Republic of China and the United States, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in the Federative Republic of Brazil, the Russian Federation, the Republic of India, the People’s Republic of China and the United States, all of which are, in turn, sensitive to the monetary, fiscal and trade policies pursued by those and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of many nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of the Federative Republic of Brazil, the Russian Federation, the Republic of India, the People’s Republic of China and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments that could change or interfere with theretofore freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the basket currencies or the U.S. dollar specifically, or any other currency.

There Are Particular Risks Associated with Notes Linked to the Value of the Russian Ruble

Investments in or related to emerging markets such as the Russian Federation are subject to greater risks than those in more developed markets. An increase in the value of the notes may depend on the ruble appreciating in value against the U.S. dollar. In turn, that value will depend, as for any currency, on a number of interrelated factors such as those noted above, some of which may be particular to the Russian ruble.

At various times since the dissolution of the Soviet Union, the Russian economy has experienced significant problems, including among others declines in gross domestic product, hyperinflation, an unstable currency, high levels of public sector debt, capital flight and significant increases in unemployment. In August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain foreign currency payments. This led to a deterioration in the value of the ruble, a sharp increase in the rate of inflation, a near collapse of the banking system and a lack of access for Russian issuers to international capital markets. While since the 1998 crisis the Russian economy has experienced positive trends, including a more stable ruble, reduced inflation levels and positive capital and current account balances resulting in part from rising world prices for crude oil, gas and other commodities that Russia exports, there can be no assurance that this positive situation will continue.

Under changes in the regulations of the Central Bank of Russia, convertibility of the ruble was liberalized as of July 1, 2006. One cannot predict what impact this development will have on exchange rates between the ruble and the U.S. dollar and other currencies, particularly given the limited development of the foreign currency market in the Russian Federation. Certain currency regulations have not been repealed, such as the general prohibition on foreign currency operations between Russian companies (other than authorized banks) and a requirement on Russian companies, subject to certain exceptions, to repatriate export-related earnings. Furthermore, it is possible, particularly during this transition period, that the Central Bank of Russia may be more likely than central banks in more developed economies to use the various tools at the disposal of a central bank, including those referred to above, to intervene in foreign exchange markets for the ruble or take other regulatory action that could impact the value of the ruble and possibly adversely affect the value of your notes.

In addition to the risks more directly related to the Russian economy and the policies of the Russian government, financial problems in, or an increase in perceived risks associated with, other emerging markets could impair confidence in the Russian economy and adversely affect the value of the ruble in relation to the U.S. dollar and, therefore, the value of your notes.

The Exchange Rate of the Chinese Yuan is Currently Managed by the Chinese Government

The exchange rate between the Chinese yuan and the U.S. dollar is primarily affected by government policy or actions, but is also influenced significantly from time to time by political or economic developments in China or elsewhere, and by macroeconomic factors and speculative actions. Since January 1994, the Chinese government has used a managed floating exchange rate system, under which the People’s Bank of China allows the yuan to float within a specified band around the central exchange rate that is published daily by the People’s Bank. In July 2005, the People’s Bank revalued the yuan by 2% and announced that in the future it would set the value of the Chinese yuan with reference to a basket of currencies rather than solely with reference to the U.S. dollar. Further, the yuan is not fully convertible into other currencies. As a consequence of the government’s management of the Chinese yuan, the USDCNY exchange rate has remained highly stable in recent years. You should refer to “The Basket Currencies and Exchange Rates—Historical Data on the Exchange Rates” in this pricing supplement. To the extent that management of the Chinese yuan results in trading levels that do not fully reflect market forces, any further changes in the government’s management of its currency could result in significant movement in the USDCNY exchange rate. Assuming the value of all other basket currencies remain constant, a decrease in the value of the Chinese yuan, whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the basket return percentage.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in the secondary market will be affected by supply of and demand for the notes, the value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Basket Currency Exchange Rates. We expect that the market value of the notes at any given time will likely depend substantially on the changes, if any, in the value of each of the basket currencies relative to the U.S. dollar from their respective starting values. For example, increases in the value of one or more of the basket currencies relative to the U.S. dollar (as measured by a decrease in the corresponding exchange rate from its starting value) may cause an increase in the market value of the notes because of the expectation that the maturity payment on the notes will increase. Conversely, decreases in the value of one or more of the basket currencies relative to the U.S. dollar (as measured by an increase in the corresponding exchange rate from its starting value) may cause a decrease in the market value of the notes because of the expectation that the maturity payment on the notes will decrease. If you choose to sell your notes when the value of one or more of the basket currencies relative to the U.S. dollar has declined, as measured by one or more of the respective exchange rates being above its respective value, you will likely receive less than the amount you originally invested.

The values of the basket currencies relative to the U.S. dollar will be influenced by complex and interrelated political, economic, financial and other factors that can affect the currency markets on which the basket currencies and the U.S. dollar are traded. Some of these factors are described in more detail in “—The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors” above.

Volatility of the Basket Currencies. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of each of the basket currencies relative to the U.S. dollar changes, as measured by the relevant exchange rate, the market value of the notes may change.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase. In addition, increases in U.S. interest rates relative to interest rates in the countries issuing the basket currencies may decrease the future value of the basket currencies relative to the U.S. dollar, which would generally tend to decrease the value of the notes. Conversely, decreases in U.S. interest rates relative to interest rates in the countries issuing the basket currencies may increase the future value of the basket currencies relative to the U.S. dollar, which would generally tend to increase the value of the notes.

Decreases in interest rates in the countries issuing the basket currencies relative to U.S. interest rates may decrease the future values of the basket currencies relative to the U.S. dollar, which would tend to decrease the value of the notes, and increases in interest rates in the countries issuing the basket currencies relative to U.S. interest rates may increase the future values of the basket currencies relative to the U.S. dollar, which would generally tend to increase the value of the notes. Interest rates may also affect the economies of the countries issuing the basket currencies or of the United States and, in turn, the value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the basket currencies relative to the U.S. dollar the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of each of the basket currencies relative to the U.S. dollar during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, thereby increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the basket currencies or in the other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates or the basket currencies. This hedging activity could affect the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Basket Currencies Is Not an Indication of the Future Performance of the Basket Currencies

The historical performance of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, which is included in this pricing supplement, should not be taken as an indication of the future performance of the relevant exchange rates during the term of the notes. Changes in the value of each basket currency relative to the U.S. dollar will affect the trading price of the notes, but it is impossible to predict whether the value of any of the basket currencies relative to the U.S. dollar will rise or fall.

Even Though Currencies Trade Around-the-Clock, Your Notes Will Not

While the interbank market in foreign currencies is a global, around-the-clock market, your notes will not trade around the clock. Significant price and rate movements may take place in the underlying foreign exchange markets during hours when the notes are not traded that may be reflected when trading hours for the notes commence.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the value of the basket currencies relative to the U.S. dollar used to calculate the maturity payment on your notes. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products Inc. Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products Inc.’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Notes Based Upon a Basket of Currencies Due May     , 2009 (the “Notes”) are currency basket-linked securities issued by Citigroup Funding that have a maturity of approximately one year. The Notes pay an amount at maturity that will depend on the percentage change in the value of each Basket Currency relative to the U.S. dollar, as measured by each relevant exchange rate, over the term of the Notes. The Basket Currencies are the Brazilian real, Russian ruble, Indian rupee and Chinese yuan. If the sum of the allocated percentage change of the value of each of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date, is zero or less, the payment you receive at maturity will equal 95% of your initial investment in the Notes. If the sum of the allocated percentage change of the value of each of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date is greater than zero, the payment you receive at maturity will equal 95% of your initial investment in the Notes plus a Basket Return Amount which, due to the Participation Rate, will equal approximately 290% to 330% (to be determined on the Pricing Date) of the return on an instrument directly linked to the Basket Currencies. However, because the amount you receive at maturity is determined by adding the Basket Return Amount to 95%, not 100%, of the principal amount of the Notes, the Basket Return Amount, if any, will be offset by an amount equal to 5% of the principal amount of the Notes, or US$50 per Note.

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USDBRL Exchange Rate has increased from 1.00 to 2.00, it means the value of one Brazilian real (as measured against U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Notes are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus and any payments due under the Notes are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be US$             (             Notes). The Notes will mature on May     , 2009, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the Notes, including payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes or any other payments on the Notes during the term of the Notes.

Payment at Maturity

The Notes will mature on May     , 2009. You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to US$950 plus a Basket Return Amount, which may be positive or zero.

Basket Return Amount

The Basket Return Amount will equal the product of (a) US$1,000, (b) the Basket Return Percentage, and (c) a Participation Rate that is expected to be approximately 290% to 330% (to be determined on the Pricing Date), provided that the Basket Return Amount will not be less than zero. The Basket Return Percentage will equal the sum of the Allocated Currency Returns for each of the Basket Currencies, expressed as a percentage.

The Allocated Currency Return for each Basket Currency will equal the following fraction:

Starting Exchange Rate – Ending Exchange Rate	×	Applicable Allocation Percentage
Starting Exchange Rate

The Applicable Allocation Percentage for each of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan will equal 25%.

The Starting Exchange Rate for the Brazilian real, Russian ruble, Indian rupee and Chinese yuan will equal the USDBRL, USDRUB, USDINR and USDCNY Exchange Rate, respectively, on the Pricing Date, each as calculated by the Calculation Agent or reported, as described below.

The Ending Exchange Rate for the Brazilian real, Russian ruble, Indian rupee and Chinese yuan will equal the USDBRL, USDRUB, USDINR and USDCNY Exchange Rate, respectively, on the Valuation Date, each as calculated by the Calculation Agent or reported, as described below.

The Pricing Date means the date on which the Notes are priced for initial sale to the public.

The Valuation Date will be the fifth Business Day before maturity.

The USDBRL Exchange Rate will equal the U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian reais per one U.S. dollar. The USDBRL Exchange Rate will be the offer side exchange rate in the column “PTAX,” as reported by Reuters on Page “BRFR,” or any substitute page, on any relevant date.

The USDRUB Exchange Rate will equal the U.S. dollar/Russian ruble exchange rate in the global spot foreign exchange market, expressed as the amount of Russian rubles per one U.S. dollar, as reported by Reuters on Page “EMTA,” or any substitute page, on any relevant date.

The USDINR Exchange Rate will equal the U.S. dollar/Indian rupee exchange rate in the global spot foreign exchange market, expressed as the amount of Indian rupees per one U.S. dollar, as reported by Reuters on Page “RBIB,” or any substitute page, on any relevant date.

The USDCNY Exchange Rate will equal the U.S. dollar/Chinese yuan exchange rate in the global spot foreign exchange market, expressed as the amount of Chinese yuan per one U.S. dollar, as reported by Reuters on Page “SAEC,” or any substitute page, on any relevant date.

If any of the USDBRL, USDRUB, USDINR or USDCNY Exchange Rates are not so reported on Reuters Pages “BRFR,” “EMTA,” “RBIB” or “SAEC,” or any substitute pages thereto, then the USDBRL, USDRUB, USDINR and USDCNY Exchange Rates, as applicable, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at the relevant time for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the interbank market (selected by the calculation agent after consultation with Citigroup Funding) (the “Reference Banks”). If fewer than three Reference Banks provide those spot quotations, then the relevant Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent from two leading commercial banks in New York (selected by the Calculation Agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine if such quotation is reasonable. If no spot quotation is available, then the relevant Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

•	Pricing Date: May 23, 2008

•	Issue Date: May 29, 2008

•	Principal amount: US$1,000 per Note

•	Starting Exchange Rate of the USDBRL Exchange Rate: 1.7000

•	Starting Exchange Rate of the USDRUB Exchange Rate: 23.5000

•	Starting Exchange Rate of the USDINR Exchange Rate: 39.6000

•	Starting Exchange Rate of the USDCNY Exchange Rate: 7.0000

•	Participation Rate: 310%

•	Applicable Allocation Percentages: 25% for each of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan.

•	Maturity Date: May 29, 2009

•	The notes are purchased on the Issue Date and are held through the Maturity Date.

As demonstrated by the examples below, if the Basket Return Percentage is 0.00% or less, you will receive an amount at maturity equal to US$950 per Note. If the Basket Return Percentage is greater than 0.00%, you will receive an amount at maturity that is greater than US$950 per Note.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency, the Participation Rate and the Applicable Allocation Percentages.

	Hypothetical Ending Exchange Rate				Hypothetical Allocated Currency Return(1)				Hypothetical Basket Return Percentage(2)	Hypothetical Basket Return Amount(3)	Hypothetical Payment at Maturity(4)	Hypothetical Note Return % per Annum(5)
Example	USD BRL	USD RUB	USD INR	USD CNY	RUB	INR	CNY	JPY
1	2.1520	26.6019	44.68	7.8170	-6.647%	-3.300%	-3.207%	-2.918%	-16.072%	$0.00	$950.00	-5.00%
2	2.0562	25.8933	44.15	7.6095	-5.238%	-2.546%	-2.872%	-2.177%	-12.834%	$0.00	$950.00	-5.00%
3	2.0525	23.5165	38.30	7.6265	-5.184%	-0.018%	0.823%	-2.238%	-6.615%	$0.00	$950.00	-5.00%
4	2.0562	21.7203	41.37	6.8506	-5.238%	1.893%	-1.114%	0.534%	-3.926%	$0.00	$950.00	-5.00%
5	1.7355	25.0523	39.25	7.5201	-0.522%	-1.651%	0.221%	-1.858%	-3.810%	$0.00	$950.00	-5.00%
6	1.7008	24.8018	36.86	7.0201	-0.012%	-1.385%	1.731%	-0.072%	0.263%	$8.15	$958.15	-4.18%
7	1.6250	24.5650	38.39	6.7265	1.103%	-1.133%	0.764%	0.977%	1.711%	$53.03	$1,003.03	0.30%
8	1.7550	22.1362	41.35	6.0779	-0.809%	1.451%	-1.102%	3.293%	2.834%	$87.84	$1,037.84	3.78%
9	1.6497	22.3736	37.72	6.5324	0.740%	1.198%	1.186%	1.670%	4.794%	$148.62	$1,098.62	9.86%
10	1.6961	21.3355	35.21	6.7240	0.057%	2.303%	2.771%	0.986%	6.117%	$189.63	$1,139.63	13.96%

(1)	Hypothetical Allocated Currency Return for each of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan = [(Starting Exchange Rate – Ending Exchange Rate)/Starting Exchange Rate] x 25%

(2)	Hypothetical Basket Return Percentage = Sum of Allocated Currency Returns for USDBRL, USDRUB, USDINR and USDCNY

(3)	Hypothetical Basket Return Amount = the greater of (US$1,000 x Basket Return Percentage x 310% ) and $0.

(4)	Hypothetical Payment at Maturity = US$9,500 + Basket Return Amount

(5)	Hypothetical Note Return % per Annum includes the Hypothetical Basket Return Amount

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of % per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Financial Products. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

THE BASKET CURRENCIES AND EXCHANGE RATES

General

The Basket Currencies are the Brazilian real, Russian ruble, Indian rupee and Chinese yuan. Exchange rates are used to measure the value of each of the Basket Currencies relative to the U.S. dollar.

The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Brazilian real in the case of the USDBRL Exchange Rate, the U.S. dollar and the Russian ruble in the case of the USDRUB Exchange Rate, the U.S. dollar and the Indian rupee in the case of the USDINR Exchange Rate and the U.S. dollar and the Chinese yuan in the case of the USDCNY Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in the value of any Basket Currency will cause a decrease in its exchange rate, while a decrease in the value of any Basket Currency will cause an increase in its exchange rate.

The Brazilian real is the official currency of the Federative Republic of Brazil.

The Russian ruble is the official currency of the Russian Federation.

The Indian rupee is the official currency of the Republic of India.

The Chinese yuan is the official currency of the People’s Republic of China.

We have obtained all information in this pricing supplement relating to the Brazilian real, Russian ruble, Indian rupee and Chinese yuan and the relevant exchange rates from public sources, without independent verification. Currently, the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency relative to the U.S. dollar, as measured by the relevant exchange rate, will be determined as described in “Description of the Notes—Basket Return Amount” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of each relevant exchange rate, as reported by Reuters. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rates during any period set forth below is not an indication that the value of the Basket Currencies relative to the U.S. dollar is more or less likely to increase or decrease at any time over the term of the Notes.

	USDBRL Exchange Rate		USDRUB Exchange Rate		USDINR Exchange Rate		USDCNY Exchange Rate
	High	Low	High	Low	High	Low	High	Low
2003
Quarter
First	3.6650	3.2610	31.9550	31.3722	48.01	47.47	8.2778	8.2766
Second	3.3135	2.8385	31.2865	30.3215	47.47	46.40	8.2775	8.2768
Third	3.0675	2.8155	30.7254	30.2428	46.44	45.70	8.2776	8.2766
Fourth	2.9475	2.8310	30.5212	29.2390	45.93	45.22	8.2772	8.2765
2004
Quarter
First	2.9645	2.7820	29.2425	28.4375	45.64	43.60	8.2775	8.2766
Second	3.2118	2.8755	29.0825	28.5075	46.25	43.54	8.2773	8.2765
Third	3.0782	2.8505	29.2755	28.9900	46.47	45.67	8.2771	8.2765
Fourth	2.8800	2.6530	29.2210	27.7200	45.90	43.46	8.2768	8.2763
2005
Quarter
First	2.7640	2.5665	28.1950	27.4487	43.93	43.42	8.2766	8.2763
Second	2.6588	2.3325	28.6800	27.7080	43.83	43.29	8.2767	8.2763
Third	2.4870	2.2140	28.8312	28.1600	44.15	43.18	8.2765	8.0871
Fourth	2.3800	2.1615	28.9814	28.4295	46.31	44.13	8.0920	8.0702
2006
Quarter
First	2.3364	2.1040	28.7414	27.6651	45.09	44.12	8.0702	8.0172
Second	2.3525	2.0555	27.7165	26.7316	46.39	44.60	8.0265	7.9943
Third	2.2244	2.1230	27.0500	26.6660	47.00	45.77	8.0048	7.8965
Fourth	2.2000	2.1310	26.9846	26.1735	45.97	44.26	7.9149	7.8051
2007
Quarter
First	2.1520	2.0395	26.6019	25.9736	44.68	43.05	7.8170	7.7257
Second	2.0475	1.9025	26.0408	25.6837	43.29	40.49	7.7350	7.6132
Third	2.0562	1.8330	25.8933	24.8595	41.35	39.69	7.6095	7.5036
Fourth	1.8484	1.7355	25.0523	24.2875	39.90	39.25	7.5201	7.3046
2008
Quarter
First	1.8301	1.6700	24.8025	23.4875	40.77	39.27	7.2996	7.0130
Second (through April 24, 2008)	1.7534	1.6575	23.6475	23.3258	40.04	39.89	7.0292	6.9837

The USDBRL Exchange Rate appearing as the offer side exchange rate in the column “PTAX” on Reuters Page “BRFR” on April 24, 2008 was 1.6687. The USDRUB Exchange Rate appearing on Reuters Page “EMTA” on April 24, 2008 was 23.5196. The USDINR Exchange Rate appearing on Reuters Page “RBIB” on April 24, 2008 was 40.04. The USDCNY Exchange Rate appearing on Reuters Page “SAEC” on April 24, 2008 was 6.989.

The following graphs show the daily closing values of each of the USDBRL, USDINR and USDCNY Exchange Rates in the period from January 2, 2003 through April 24, 2008 and the USDRUB Exchange Rate in the period from January 1, 2003 through April 24, 2008 using historical data obtained from Reuters. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument with contingent payments determined by reference to the value of multiple nonfunctional currencies and a maturity of one year, issued by Citigroup Funding. Each holder, by accepting a Note, agrees to this characterization of the Note. The remainder of this summary assumes such characterization of each Note and the holder’s agreement thereto.

United States Holders

The Notes are subject to special rules applicable to debt obligations with a maturity of one year or less. Under these rules, a U.S. Holder using the cash method of accounting generally will include amounts in income with respect to the Basket Return Amount at the time that such payment is received. U.S. Holders using an accrual method of accounting generally are required to accrue original issue discount with respect to a Note. The rules applicable to short-term debt obligations do not address how to accrue income with respect to a future contingent payment such as the Basket Return Amount that will be paid at maturity. Moreover, while there are special U.S. federal income tax rules applicable to debt instruments with one or more contingent payments, and to foreign currency-linked instruments of that kind, that require U.S. Holders to accrue interest income using a specified methodology, those rules do not apply to short-term taxable debt obligations. Taxpayers using an accrual method of accounting generally are not required to include amounts in income until all the events have occurred that fix the right to receive the income and the amount of the income can be determined with reasonable accuracy. Accordingly, although no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that a court will uphold, the following tax treatment, a U.S. Holder using the accrual method of accounting should not be required to include amounts in income in respect of the Basket Return Amount prior to the date on which the amount of such payment becomes fixed.

At maturity or upon a sale or exchange of the Notes, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized, including payment of the Basket Return Amount, and such holder’s tax basis in the Notes. Under the special rules that apply to debt obligations that provide for payments of any amount determined by reference to the value of one or more foreign currencies, gain or loss at maturity or on sale or exchange of the Notes will be characterized as ordinary income or loss to the extent that such gain or loss is attributable to fluctuations in the exchange rates that comprise the Basket Return Amount, and will otherwise be characterized as short-term capital gain or loss. Accordingly, any gain realized at maturity will be treated as ordinary income. A U.S. Holder’s tax basis in the Notes generally will equal the cost of the Notes to such holder.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes. All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gains are not effectively connected with the conduct by such Non-U.S. Holder to a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding. In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an IRS Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax. A Note beneficially owned by an individual who at the time of death is a Non-U.S. Holder should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $            principal amount of Notes (            Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at market prices prevailing at the time of sale or at prices otherwise negotiated and some of the Notes to certain dealers, including Citicorp Financial Services Corp., Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession not to exceed $10.00 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $10.00 per Note on sales to certain other dealers. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $10.00 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

To the extent the offer of any Notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the Notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The agent or dealer has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, in or from any jurisdiction, except when to the best knowledge and belief of the agent or dealer it is permitted under applicable laws and regulations. In so doing, the agent or dealer will not impose any additional obligations on Citigroup Funding.

The agent or dealer has represented and agreed that:

•

in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

(b) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(b) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup Inc.;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom;

•

it will not offer or sell any Notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•

it is aware of the fact that no securities prospectus (Wertpapierprospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the Notes in the Federal Republic of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the Notes;

•

no Notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any Notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code of Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the Notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above;

•

neither it nor any of its affiliates has offered or sold or will offer or sell any of the Notes in the People’s Republic of China (excluding Hong Kong and Macau) as part of the initial distribution of the Notes; and

•

the Notes may not be held by or be sold: (I) to or for the benefit or account of; or (II) pursuant to or in connection with any back-to-back transaction, in each case with: (A) a “Person Resident in India” as the term is used in the Foreign Exchange Management Act, 1999 or (B) any entity or person that is not regulated (as such term is used in the Securities and Exchange Board of India (Foreign Institutional Investors Amendment) Regulations, 2004), each a “Restricted Entity” and in each case excluding an offshore banking unit or an offshore branch of a bank constituted in India. No Note holder shall, directly or indirectly, sell, transfer, assign, novate or otherwise dispose of the Notes to or for the benefit or account of any Restricted Entity.

This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act” or the “Act”). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been satisfied. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(b) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(b) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of the Act, or arises from an offer referred to in Section 275(1A) of the Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of the Act (in the case of a trust)

(b) no consideration is or will be given for the transfer; or

(b) the transfer is by operation of law.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(b)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of such document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$             principal amount

Notes Based Upon a Basket of Currencies

Due May     , 2009

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                    , 2008

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)